Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above, have advised under a notification dated 15th November 2002 that they purchased on 14th November 2002 a total of 3,923,000 Ordinary shares of 25p each in Allied Domecq PLC at (pound)4.013165 per share and under a notification dated 18th November 2002 that they purchased on 15th November 2002 a total of 60,846 Ordinary shares of 25p each in Allied Domecq PLC at (pound)4.049995 per share.

These shares will be used in connection with awards under the Allied Domecq PLC Employee Share Plans.

In addition, the Trustee advised under a notification dated 15th November 2002 that 84,574 allocated Ordinary shares of 25p each in Allied Domecq PLC became unallocated on 15th November 2002. As a result, the total number of unallocated shares held by the Trust following these transactions is 29,644,732 shares.

The following executive directors are potential beneficiaries of the Trust:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B. Brown
Director of Secretariat & Deputy Company Secretary

18th November 2002